

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

October 17, 2012

<u>Via E-mail</u>
Mr. Doug L. Martin
Chief Financial Officer
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, GA 30328

   Re: **Newell Rubbermaid Inc.**
      Form 10-Q for Fiscal Quarter Ended March 31, 2012
      Filed May 9, 2012
      File No. 1-09608

Dear Mr. Martin:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ W. John Cash

           W. John Cash
           Branch Chief